Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Total System Services, Inc.:

We consent to the use of our reports dated February 24, 2012, with respect to the consolidated balance sheets of Total System Services, Inc. and subsidiaries as of December 31, 2011 and 2010, the related consolidated statements of income, cash flows, and shareholders’ equity and comprehensive income for each of the years in the three-year period ended December 31, 2011, the related financial statement schedule in Schedule II, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated by reference herein.

/s/ KPMG LLP

Atlanta, Georgia

May 31, 2012